Form 45-102F2

Certificate under Subsection 2.7(2) of
Multilateral Instrument 45-102 Resale of Securities

Tembec Inc. has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 and hereby certifies that in respect of distributions on the following dates of options to purchase common shares of Tembec Inc., Tembec Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date:

Date	Securities Distributed
October 17, 2005	50,000 (resident of Ontario)

DATED at Temiscaming, this 21st day of October 2005.

Tembec Inc.

by: /s/ Richard Tremblay Richard Tremblay Corporate Controller